Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 18, 2023

First Trust Portfolios L.P.

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

Re: FT 11075

Ladies and Gentlemen:

We have examined the income tax laws of the State of New Jersey to determine its applicability to the New Jersey & New York Municipal Income Select Closed-End Portfolio, Series 7 (the “Trust”) being created as part of the Fund and to the holders of Units in the Trust who are full-time residents of the State of New Jersey (“New Jersey Unitholders”).

In connection therewith, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other documents as we have deemed pertinent. The assets of the Trust will consist of shares in entities each of which is taxed as a regulated investment company (each a “RIC” and collectively, the “RICs”) for federal income tax purposes. Certain of the RICs will invest primarily in (i) obligations issued by or on behalf of the State of New Jersey or any county, municipality, school or other district, agency, authority, commission, instrumentality, public corporation (including one created or existing pursuant to agreement or compact with New Jersey or any other state), body corporate and politic or political subdivision of New Jersey (the “New Jersey Bonds”) and (ii) obligations issued by the government of Puerto Rico, Guam or the Virgin Islands (the “Possession Bonds”), the interest on which is excluded from gross income for federal income tax purposes (each a “New Jersey RIC” and, collectively, the “New Jersey RICs”). Shares in the New Jersey RICs are referred to herein as the “New Jersey RIC Shares.”

The Trust will also consist of assets other than New Jersey RIC Shares, including assets that are treated differently for New Jersey tax purposes from those described above, in which case you will have New Jersey tax consequences different from or in addition to those described herein.

Neither the Sponsor nor its counsel has independently examined the New Jersey RIC Shares to be deposited in and held in the Trust. However, although we express no opinion with respect to the issuance of the New Jersey RIC Shares, in rendering our opinion expressed herein, we have assumed that: (i) each New Jersey RIC is properly characterized as a regulated investment company for federal income tax purposes, (ii) the assets of each New Jersey RIC will include the New Jersey Bonds and Possession Bonds, (iii) the New Jersey Bonds were validly issued by or on behalf of the State of New Jersey or any county, municipality, school or other district, agency, authority, commission, instrumentality, public corporation (including one created or existing pursuant to agreement or compact with New Jersey or any other state), body corporate and politic or political subdivision of New Jersey, (iv) the Possession Bonds were validly issued by the government of Puerto Rico, Guam or the Virgin Islands, as the case may be, (v) the interest on the New Jersey Bonds and the Possession Bonds is excludable from gross income for federal income tax purposes, (vi) with respect to the Possession Bonds, the Possession Bonds and the interest thereon are exempt from all state and local taxation and (vii) each New Jersey RIC qualifies as a “qualified investment fund” for purposes of the gross income tax imposed by the State of New Jersey under Section 54A:2-1 of the New Jersey Revised Statutes on individuals, estates and trusts (the “Gross Income Tax”) and meets the New Jersey required reporting obligations associated therewith. This disclosure does not address the taxation of persons other than full-time residents of the State of New Jersey.

Based upon the foregoing, and upon the existing laws of the State of New Jersey, administrative interpretations thereof and court decisions as of the date hereof, we are of the opinion that:

1.The Trust is not an association taxable as a corporation for purposes of the New Jersey Corporation Business Tax Act (the “Corporate Business Tax”), and each New Jersey Unitholder will be treated as the owner of a pro rata portion of the Trust, and the income of such portion of the Trust will be treated as the income of the New Jersey Unitholders under the Gross Income Tax.

2.Assuming each New Jersey RIC qualifies as a “qualified investment fund” for purposes of the Gross Income Tax and meets the required reporting requirements associated therewith, distributions from the New Jersey RICs that are attributable to interest or gain received by such New Jersey RICs from obligations (1) issued by or on behalf of the State of New Jersey or any county, municipality, school or other district, agency, authority, commission, instrumentality, public corporation (including one created or existing pursuant to agreement or compact with New Jersey or any other state), body corporate and politic or political subdivision of New Jersey or (2) which are statutorily free from state or local taxation under federal or state law, are excluded from gross income for purposes of the Gross Income Tax. To be a “qualified investment fund,” each New Jersey RIC may have no investments other than interest bearing obligations and certain other financial instruments and at least 80 percent of the aggregate principal amount of its investments must be in obligations described in the previous sentence.

3.Other distributions from the New Jersey RICs will generally be subject to the Gross Income Tax.

4.Interest on indebtedness incurred or continued to purchase or carry Units in the Trust is not deductible for purposes of the Gross Income Tax.

5.Each New Jersey Unitholder will generally not be subject to tax for purposes of the Gross Income Tax on the gain recognized on the sale or redemption of a New Jersey RIC Share or on a sale or redemption of a Unit of the Trust to the extent it is attributable to the gain on the sale or redemption of a New Jersey RIC Share.

6.All distributions from the New Jersey RICs will generally be subject to the Corporate Business Tax.

This opinion does not address the taxation of persons other than full time residents of New Jersey. We have not examined any of the RIC Shares to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and we express no opinion with respect to taxation under any other provisions of the New Jersey law. Ownership of the Units may result in collateral New Jersey tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP

EFF/ arr